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Investors

Ronin Harrisburg
Houston, Texas

$0 raised

$75,000 min target

Term Note
Interest Rate: 16%
Maturity: 48 months

Coming Soon

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Highlights
Investment Terms
Use of Proceeds
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Documents
Comments 0

Highlights

Third location for a growing, all-inclusive event space business

- Highly reviewed and rated event space brand (4.6 rating on Google), catering to events of all types
- Experienced management and vendors designing and building the space with a modern aesthetic and flexible layout to accommodate up to 200 guests

Profitable business model with low fixed costs

- Targeted revenues exceed $650,000 in Year 1, and growing to over $1.1 million by Year 4
- Favorable lease agreement ensures control over primary fixed costs
- New food and beverage offering facilitated through partnership, offering significant marginal profits while removing risk from the company

Located in growing East End neighborhood of Houston

- Burgeoning arts, nightlife, and food scene
- Directly in the path of city expansion and active real estate development and investment

Investment Terms

Issuer	Type of Offering	Offered By
Ronin Harrisburg LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$75,000
Offering Max	$107,000
Min Individual Investment	$100
Type of Securities	Term Note
Annualized Interest Rate	16%
Maturity	48 months
Payments	Monthly
Security Interest	All assets of the business
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

Total Project Cost: $297,800
Minimum NextSeed funds: $75,000
Maximum NextSeed funds: $107,000
Remaining funds: Remaining funds will come from a combination of tenant improvement and owner's equity.

IF MAXIMUM IS RAISED ON NEXTSEED $107,000



- **25%** Construction
- **14%** Marketing Budget
- **12%** Operating Budget
- **10%** Furniture & Fixture
- **10%** Cost of Issuance
- **9%** Bar Equipment
- **8%** Signage
- **8%** A/V Equipment
- **4%** Kitchen Equipment

4% Kitchen equipment

Use of proceeds percentages presented above are estimated and subject to change.

Company Description



Considered one of the premiere boutique event venues in Houston, Ronin Art House is innovating the experience of an all-inclusive event space. Modern and bright, each location combines an industrial aesthetic with a sophisticated edge. Specifically designed for versatility, Ronin Art House provides the flexibility to curate any event vision into an original reality, whether it be anything from a wedding to a business conference.

Ronin Harrisburg will be the third and newest outpost for the Ronin Art House brand, operating as a full-service event space in Houston's East End.



Business Model

The Opportunity

With the success of Ronin Art House's first space, first opened in 2015, high demand necessitated the need for an additional space which became known as Ronin 2. From those humble beginnings, the company has grown into a much larger enterprise, with Ronin Art House encompassing two all-inclusive event spaces (Ronin 1 and Ronin 2), as well as the upcoming Ronin Harrisburg.



Addressing the needs of Ronin Art House's continued growth, the Ronin Harrisburg expansion is the natural progression for this thriving Houston-based company. With an already established customer base (4.6-star Google rating), Ronin Art House enjoys an extensive online presence across multiple booking platforms, including a Chapter Leader position on Peerspace due to their extensive track record of positive reviews. The new Ronin Harrisburg space will be located along the light rail at the intersection of Harrisburg and York, making it conveniently positioned for out-of-town guests visiting Houston for special events hosted at the space.

While Ronin 1 and Ronin 2 can accommodate up to 75 guests each, the Ronin Harrisburg venue will be built to host larger scale events, holding up to 200 guests. The 4,400 square foot venue is being designed by Keagan Harley, who has an accomplished career as a set and production designer, and will be built-out by the accomplished local design and fabrication studio, RootLab.

Ronin Harrisburg was able to negotiate a below-market lease agreement, giving the business a competitive edge in arguably the hottest part of East Downtown.

The target market for Ronin Harrisburg includes those who want to host a hip, artfully curated event venue in a trendy pocket of central Houston. Equally appropriate for a wedding party looking for an affordable and memorable venue as it is for a corporate event planner looking for a non-traditional, vibrant location for business meetings and offsites.

- New, larger event space to accommodate growing demand
- Superior location and transportation access
- Expertly designed by Keagan Harley of Ronin
- Built by standout design and fabrication studio, RootLab
- Below-market lease terms

 

Weddings and Receptions

 

Corporate Gatherings





Showers and Parties





Food and Beverage Programs

Business Operations & Cost-Saving Methodology

While weddings and corporate events serve as the primary streams of revenue, day rentals (classes, presentations, and workshops), baby showers, and birthday parties all provide healthy secondary revenue streams. Additionally, Rentals at Ronin receives commissions from preferred vendors as well as food and liquor packages.

Food services and catering will be provided by partner company Night Shift, who will hold the liquor license. Ronin will offer a fixed menu from Night Shift in order to provide clients a complete turnkey event solution, but Ronin will also accommodate outside vendors at the request of clients.

Initial pricing for the venue will be as follows, subject to change based on market conditions:

- Weekend rentals - $3500
- Weekday rentals - $2000-$2500
- Food catering - Approx. $50/guest
- Alcohol catering - Approx. $25/guest

The Atmosphere

Ronin Harrisburg will combine an industrial aesthetic with a sophisticated edge. Taking inspiration from the Louvre in Abu Dhabi, the 4,400 square foot Ronin Harrisburg space will exude a chic, modern style. During the day, natural light will pour through the space's three skylights while throughout the evening, specially designed lighting will ensure that guests are bathed in warm light. Not just another white box with basic amenities, Ronin provides an ambience that, while modern and stylish, serves to enhance any event concept.

- Modern, chic, industrial design aesthetic
- Polished concrete floors and concrete walls
- Covered indoor patio
- Natural light features throughout the venue

3D Video Walkthrough:









00:50

Design Inspiration:

MOODBOARD
Natural light from skylights, with laser cut window design
KEY WORDS
Modern, Chic, Industrial, Natural Light, Cathedral, Minimal, Neutral Colors
Concrete wall with minimal green accents
Natural light effects

PATIO
- White metal Laser cut window that creates natural light pattern on patio, and provides privacy
- matches skylight design
PATIO VIBE
Built in benches (Minimal)
Polished concrete floor

WALL DETAILS AND DOORS





Location Analysis

3501 Harrisburg, Houston, TX, 77003

Centrally situated in Houston's East End, Ronin Harrisburg reflects the cool, artistic vibe of its urban locale. Less than ten minutes from the Heights, Montrose, Sawyer Heights, Downtown, and Midtown, Ronin is in the path of the city's expanding art, shopping and food scene inside the loop. The neighborhood also offers an energized, flourishing nightlife populated with bars and notable nightclubs.



Area Map

1	Dynamo Stadium Soccer stadium	6	Headquarters Coworking space	11	Nancy's Hustle New hip restaurant
2	The Original Ninfa's Historic Tex-Mex restaurant	7	Harrisburg Art Museum Outdoor graffiti museum	12	Voodoo Queen Daiquiri dive
3	TXRX Labs Urban think tank	8	Sigma Brewing Company Craft brewery and taproom	13	Moon Tower Inn Hotdogs, beer & more

History

🚩 **July 2019**
Lease signed for Ronin Harrisburg

🚩 **January 2020**
Final Permits Approved

🚩 **February 2020**
Construction Begun

🚩 **March 2020**
Launch of new website featuring Ronin Harrisburg

🚩 **July 2020**
Soft Opening and Rent Commencement Date

🚩 **September 2020**
Expected Opening

Meet the Team



Nebyou Bedru
MANAGING PARTNER

As Founder and Managing Partner of Ronin Art House since its creation in 2013, Nebyou brings a proven track record of brand strategy, client management, cost control, and strategic planning. Nebyou has a BS in Business Administration from the University of Houston.

Keagan Harley
OPERATIONS MANAGER / VENUE COORDINATOR

With 13 years of experience in production, customer relations and marketing, Keagan brings an expertise in aesthetic design and customer experience. Keagan has managed operations for Ronin Art House since 2016 and has a BS in Communications from The University of Texas at San Antonio.

Bonus Rewards

EARLY BIRD REWARD **50 REMAINING**

First 50 investors who invest $500 or more will receive:

- Exclusive merch item (exclusive design of t-shirt or hat)

INVEST

$1,000+

- Exclusive merch item (exclusive design of t-shirt or hat)
- Invitation (+1) to VIP investor cocktail party

INVEST

$5,000+

- Exclusive merch item (exclusive design of t-shirt or hat)
- Invitation (+1) to VIP investor cocktail party
- Invitation (+1) to VIP investor dinner

INVEST

$10,000+

- Exclusive merch item (exclusive design of t-shirt or hat)
- Invitation (+1) to VIP investor cocktail party
- Invitation (+1) to VIP investor dinner
- 1 free weekday rental at Ronin Harrisburg (Monday - Thursday) This includes the space and any accompanying amenities only. Liquor, Food, Staffing, etc. are separate.

INVEST

$15,000+

- Exclusive merch item (exclusive design of t-shirt or hat)
- Invitation (+1) to VIP investor cocktail party
- Invitation (+1) to VIP investor dinner
- 1 free Friday or Sunday rental at Ronin Harrisburg This includes the space and any accompanying amenities only. Liquor, Food, Staffing, etc. are separate.

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Documents

Disclosure Statement

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Note Purchase Agreement

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.



